Exhibit 12.1

LENNOX INTERNATIONAL INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

						For the Three
						Months Ended
	For the Years Ended December 31,					March 31,
(In millions, except ratio)	2004	2003	2002	2001	2000	2005

EARNINGS AS DEFINED:

Income (loss) before income taxes, cumulative effect of accounting change, minority interest and income or loss from equity investees	$(124.9)	$126.5	$74.4	$(44.3)	$100.6	$5.7

Fixed charges	$52.3	$52.8	$59.5	$69.2	$81.7	$9.6

Earnings as defined	$(72.6)	$179.3	$133.9	$24.9	$182.3	15.3

FIXED CHARGES AS DEFINED:

Interest expense, including amortization of deferred finance charges	$32.3	$32.0	$36.5	$45.9	$59.3	$6.0

Portion of rental expense representative of the interest factor	$20.0	$20.8	$23.8	$23.3	$22.4	$3.6

Fixed charges as defined	$52.3	$52.8	$60.3	$69.2	$81.7	$9.6

RATIO OF EARNINGS TO FIXED CHARGES (1), (2)	—	3.40	2.22	—	2.23	1.59

(1)	Due to impairment costs associated with the Company’s Service Experts segment in 2004 of $225.9 million , additional earnings of $124.9 million would have been necessary to cover fixed charges.

(2)	Due to restructuring charges in 2001 of $73.2 million (of which $7.8 million was included in cost of goods sold), additional earnings of $44.3 million would have been necessary to cover fixed charges.